Mail Stop 4561

July 24, 2008

Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
1041 N. Formosa Avenue, Pickford Building #199
West Hollywood, CA 90046

Re: **Tree Top Industries, Inc.**
        Form 10-KSB for the Fiscal Year Ended December 31, 2007
        Filed April 16, 2008
        Form 10-Q for the Quarterly Period Ended March 31, 2008
        Filed May 15, 2008
        File No. 0-10210

Dear Mr. Reichman:

        We have reviewed the above-referenced filings and have the following
comments. Please note that we have limited our review to only your financial statements
and related disclosures and do not intend to expand our review to other portions of your
document. If indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB Filed for the Fiscal Year Ended December 31, 2007

Notes to the Financial Statements

Note 3 - Acquisition, page 42

1.   It is unclear how you determined that the Ludicrous transaction should have been
        recorded as a purchase transaction with Tree Top as the accounting acquirer. In

this regard, we note that Tree Top issued far more of its shares to Ludicrous holders than were outstanding prior to the acquisition and the voting trust agreement was temporary. Please explain how you addressed each of the criteria in paragraph 17 of SFAS 141.

2.   Provide us with a schedule showing the shareholders of Tree Top and Ludricrous prior to the acquisition transaction. This schedule should include ownership percentages allowing us to assess the level of pre-merger common ownership.

3.   Please tell us how you complied with the applicable audited and pro forma financial statement requirements in the Form 8-K that was filed on November 7, 2007. In this regard, it appears that you have only provided an interim balance sheet and accompanied by an audit opinion that is not in compliance with our rules and regulations. This information did not appear to comply with Items 9.01(a) and (b) of Form 8-K or the sections of Regulation S-B referenced within those items.

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

4.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please amend your disclosures in order to comply with the requirements of Rule 13a-15(e).

5.   Your disclosures indicate that your disclosure controls were not effective due to certain material weaknesses in internal control over financial reporting. Please amend the disclosures to describe the nature of and the remediation steps being taken to address these material weaknesses. Subsequent reports should provide similar information.

Management's Report On Internal Control over Financial Reporting, pages 49-50

6.   Your disclosure does not appear to address whether your internal control over financial reporting was effective. Rather, you appear to restate in this section management's conclusion that your disclosure controls and procedures were not

effective. Please amend your report to disclose management's assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year covered by the report, including a statement as to whether or not internal control over financial reporting was effective. We remind you that management is not permitted to conclude that your internal control over financial reporting was effective if there were one or more material weaknesses in your internal control over financial reporting. See Item 308T(a)(3) of Regulation S-K and Item 308T(a)(3) of Regulation S-B.

Inherent Limitations on Effectiveness of Controls, page 50

7.   We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please amend to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and principal accounting officer concluded that your disclosure controls and procedures were not effective at that reasonable assurance level as of the end of the period covered by the report. In addition, ensure that future reports clarify whether your controls and procedures are designed to provide such reasonable assurance and whether your CEO and principal accounting officer have concluded that the controls and procedures are effective or not effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Form 10-Q Filed for the Period Ended March 31, 2008

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 12

8.   The evaluation required by Item 307 of Regulation S-K and Rule 13a-15(b) under the Securities Exchange Act of 1934 is required to be performed as of the end of the period covered by the report. You appear to have performed the evaluation as of September 30, 2007. Furthermore, Item 307 of Regulation S-K requires you to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures. The second sentence of this section of your report instead discloses that your disclosure controls and procedures were designed to ensure a result that is not consistent with the definition of disclosure controls and procedures appearing in Rule 13a-15(d) under the Exchange Act. The sentence goes on to state that the disclosure controls and procedures were effective to accomplish only a subset of

the purposes set forth in Rule 13a-15(e). The rule requires that disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please amend to indicate, if true, that your disclosure controls and procedures for the quarter ended March 31, 2008 were effective to meet all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring solely to the definition contained in Rule 13a-15(e).

9.   You indicate that there have been no changes in your internal control over financial reporting during your first fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Furthermore, you appear to have concluded that your disclosure controls and procedures were effective as of the end of your first fiscal quarter. However, the disclosure in your Form 10-KSB for the fiscal year ended December 31, 2007 indicated that your disclosure controls and procedures were ineffective due to certain material weaknesses in internal control over financial reporting. Please explain how you concluded that your disclosure controls and procedures are now effective, given your statement that there have been no changes in your internal control over financial reporting during your first fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

* * * * * * *

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief